UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Shang-yan Chuang
Shang-yan Chuang
Chief Financial Officer

Date: May 16, 2018

EXHIBIT INDEX

Exhibit 99.1—Press Release

Exhibit 99.1

Noah Holdings Limited to Announce First Quarter 2018 Financial Result on Tuesday, May 29, 2018

Earnings Conference Call to be held on Tuesday, May 29, 2018 at 8:00 p.m. (U.S. Eastern) / Wednesday, May 30, 2018 at 8:00 a.m. (Hong Kong)

SHANGHAI, May 15, 2018 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises, today announced that it will release its unaudited financial results for the first quarter 2018 after the U.S. market closes on Tuesday, May 29, 2018. The earnings release will be available on the investor relations section of the Company’s website at http://ir.noahwm.com.

Following the earnings announcement, the Company’s senior management will host a combined English and Chinese language conference call to discuss the Company’s financial results and recent business activities. The conference call may be accessed with the following details:

Conference call details
Date/Time	Tuesday, May 29, 2018 at 8:00 p.m., U.S. Eastern Time Wednesday, May 30, 2018 at 8:00 a.m., Hong Kong Time
Dial in details
- United States Toll Free	+1-866-311-7654
- Mainland China Toll Free	4001-201-203
- Hong Kong Toll Free	800-905-945
- International	+1-412-317-5227
Conference Title	Noah Holdings First Quarter 2018 Earnings Call
Participant Password	Noah Holdings

A telephone replay will be available starting one hour after the end of the conference call until June 5, 2018 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10120296.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at http://ir.noahwm.com.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises. In the full year 2017, Noah distributed RMB117.4 billion (US$18.0 billion) of financial products. Through its subsidiary, Gopher Asset Management, Noah had assets under management of RMB148.3 billion (US$22.8 billion) as of December 31, 2017.

Noah’s wealth management business primarily distributes onshore and offshore fixed income, private equity, secondary market equity and insurance products. Noah delivers customized financial solutions to clients through a network of 1,335 relationship managers across 237 branches and sub-branches in 79 cities in mainland China, and serves the international investment needs of its clients through subsidiaries in Hong Kong, Taiwan, Canada, Australia and the United States. The Company’s wealth management business had 186,918 registered clients as of December 31, 2017. As a leading alternative asset manager in China, Gopher Asset Management manages private equity, real estate, secondary market equity, credit and other investments denominated in both Renminbi and foreign currencies. The Company also provides other financial services, including online wealth management, lending services and payment technology services.

For more information, please visit Noah at ir.noahwm.com.

Contacts:

Eva Ma

Noah Holdings Limited

Tel: +86 21-8035-9221

ir@noahwm.com